                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                                 FORM U-57

              NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                     Filed under section 33(a) of the
          Public Utility Holding Company Act of 1935, as amended



Horizon Energy Partners
--------------------------------------------
(Name of foreign utility company)



CMS Energy Corporation
--------------------------------------------
(Name of filing company, if filed on behalf of a foreign utility company)


Item 1

The name and address of the entity claiming foreign utility company status is Horizon Energy Partners, 500 Collins Street, Level 5, Melbourne, Australia. Horizon Energy Partners is an Australian general partnership which has been formed to own the assets of and operate Loy Yang A Power Station ("Loy Yang"). Loy Yang is located in the southeastern end of the Latrobe Valley which is about 140 km east of Melbourne, Australia. Loy Yang consists of a 2000 megawatt brown coal-fired electricity-generating
station and an adjacent open cut mine.   The power station has four 500
megawatt units that range in age between 9 and 12 years old.   Briquettes
supported by natural gas are the start up and auxiliary fuel. Electricity generated from Loy Yang is sold through the Victorian Power Exchange and is transmitted to purchasers through the high voltage transmission network of PowerNet Victoria.

The Loy Yang power station and mine were developed by the State Electricity Commission of Victoria, Australia. As part of the reform of the electric supply industry, the State of Victoria has called for bids for Loy Yang. A consortium consisting of CMS Generation Horizon Energy Holdings Limited ("CMS Generation Horizon"), Horizon Energy Holdings Limited ("Horizon Energy Holdings"), Horizon Energy Investment Limited No. 2 Pty ("Horizon Energy Investments") and NR Generating Holdings (No.4) BV ("NR Generating") have formed Horizon Energy Partners to make a bid to acquire the assets of Loy Yang. The consortium members who will own more than a five percent partnership interest in Horizon Energy Partners are:


Partner Name                       Partnership Interest
------------                       --------------------

CMS Generation Horizon             approximately 25%
Horizon Energy Holdings            approximately 25%
Horizon Energy Investments         approximately 25%
NR Generating                      approximately 25%


Item 2

CMS Generation Horizon and Horizon Energy Holdings are Cayman Island companies and indirect wholly owned subsidiaries of CMS Energy Corporation, a Michigan corporation and an exempt public utility holding company. CMS Energy Corporation's ownership interests in CMS Generation Horizon and Horizon Energy Holdings are held through intervening subsidiaries CMS Enterprises Company and CMS Generation Co., each of which are Michigan corporations, as well as several Cayman Island entities. Consumers Energy Company, a Michigan corporation and combination electric and gas utility, is also a wholly-owned subsidiary of CMS Energy Corporation. Consumers Energy Company will not pay any portion of the purchase price for the assets of Loy Yang or the ownership interests in Horizon Energy Partners.


                                 EXHIBIT A

     The certification required under Section 33(a)(2) of the Public Utility Holding Company Act from the Michigan Public Service Commission is attached hereto.

                                 SIGNATURE

     CMS Energy Corporation has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   By:       /s/ Michael D. Van Hemert
                                             -----------------------------
                                   Name:     Michael D. Van Hemert
                                   Title:    Assistant General Counsel


Date:  April 17, 1997